350 S. MAIN STREET, SUITE 300 ANN ARBOR, MI 48104-2131 TELEPHONE: 734-623-7075 FACSIMILE: 844-670-6009 http://www.dickinsonwright.com BRADLEY J. WYATT BWyatt@dickinsonwright.com 734-623-1905

June 29, 2023

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn Jacobson and Robert Littlepage

Re: Saga Communications Inc.

Form 10-K for the Year Ended December 31, 2022

Filed March 16, 2023

8-K filed May 3, 2023

File No. 001-11588

Dear Ms. Jacobson and Mr. Littlepage:

On behalf of Saga Communications, Inc. (“Saga”), this letter responds to your letter dated June 2, 2023. Saga understands that the purpose of the SEC’s review process is to assist Saga in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Saga’s filings.

For your convenience, Saga’s response tracks the items identified in your letter and is set forth in italics.

Form 8-K filed May 3, 2023

Exhibit 99.1

Saga Communications, Inc. Reports 1st Quarter 2023 Results, page 1

1.	In the first paragraph of your earnings release, you reported Free Cash Flow, a non-GAAP liquidity measure, but omitted cash flows from operating activities, its most comparable GAAP measure. Please revise in future filings. Refer to Question 102.10(a) of the C&DI on Non-GAAP Financial Measures

We understand that our computation of “Free Cash Flow”, as reported in our previous Form 8-K filings, differs from the typical calculation of the measure (cash flows from operating activities as presented in the statement of cash flows less capital expenditures). In future filings, we will (i) present “Free Cash Flow” as calculated in the typical manner (cash flows from operating activities as presented in the statement of cash flows less capital expenditures), (ii) clearly label this a non-GAAP measure and (iii) ensure that “Cash Flows from Operating Activities”, its most comparable GAAP measure, is reported with equal or greater prominence

DICKINSON WRIGHT PLLC

Re: Saga Communications

in accordance Regulation G and discussed in Question 102.10(a) of the CD&I on Non-GAAP Financial Measures.

Selected Consolidated Financial Data

For the Three Months Ended March 31, 2023 and March 2022, page 3

2.	Please reconcile the non-GAAP liquidity measure Free Cash Flow to Cash Flows from Operating Activities, its most comparable GAAP measure, in lieu of Net Income. Additionally, clearly label Free Cash Flow and Station Operating Income (on page 5) as Non-GAAP Measures. Refer to Question 100.05 of the C&DI on Non-GAAP Financial Measures.

As discussed in our response to Comment 1 above, we understand that our computation of “Free Cash Flow”, as reported in our previous Form 8-K fillings, differs from the typical calculation of the measure (cash flows from operating activities as presented in the statement of cash flows less capital expenditures). In future filings, we will (i) present “Free Cash Flow” as calculated in the typical manner (cash flows from operating activities as presented in the statement of cash flows less capital expenditures), (ii) clearly label this a non-GAAP measure and (iii) ensure that “Cash Flows from Operating Activities”, its most comparable GAAP measure, is reported with equal or greater prominence in accordance Regulation G and discussed in Question 102.10(a) of the CD&I on Non-GAAP Financial Measures.

Over the years we have accumulated a significant cash balance and in 2012 we initiated issuing special dividends to our shareholders. Additionally, we began declaring quarterly dividends in the second quarter of 2014, which have been paid consistently with the exception of Q2 2020 through Q1 2021 when we halted the quarterly dividend due to the uncertainty surrounding the COVID-19 pandemic and its potential economic impact. To date we have paid approximately $110 million in dividends to our investors. In 2022, in an effort to continue providing a return on investment to our shareholders, we established Saga’s variable dividend policy, which is based off of our previously reported “Free Cash Flow” metric. As this metric is still very important to our company and to our shareholders for use in calculating the variable dividend in accordance with the company policy, we would propose to update the presentation of this metric as a reconciliation of traditional free cash flow to a new metric captioned as “Amount Available for Dividends or Other Corporate Purposes”. We will clearly label this as a non-GAAP measure in our earnings release and ensure the appropriate levels of prominence are met in accordance with the rules. We will include a reconciliation in the “Selected Supplemental Financial Data” tables that reconciles “Cash Flows from Operating Activities” less capital expenditures to subtotal at “Free Cash Flow” and then make adjustments for other items that come directly from our Statement of Cash Flows to reconcile from “Free Cash Flow” to the calculation of our newly titled “Amount Available for Dividends or Other Corporate Purposes” metric. We will also provide a non-abbreviated statement of cashflows with our quarterly filings. Additionally, we will clearly label “Free Cash Flow”, “Amount Available for Dividends or Other Corporate Purposes” and “Station Operating Income” in our earnings release and Selected Supplemental Financial Data tables, as non-GAAP measures in accordance with Regulation G and discussed in Question 100.05 of the CD&I on Non-GAAP Financial Measures as depicted in the tables below:

DICKINSON WRIGHT PLLC

Re: Saga Communications

Saga Communications, Inc.

Selected Supplemental Financial Data

For the Three Months Ended

March 31, 2023 and 2022

(amounts in 000’s)

(Unaudited)

	Three Months Ended
	March 31,
	2023	2022
Reconciliation of GAAP Cash flows from operating activities to free cash flow (a non-GAAP measure) to amount available for dividends or other corporate purposes (a non-GAAP measure):
Cash flows from operating activities	$4,835	$5,296
Less capital expenditures	(1,362)	(923)
Free cash flow	$3,473	$4,373

Adjustments:
Barter revenue (net of expenses)	48	9
Amortization of bank fees	(9)	(3)
Deferred compensation related to Rabbi Trust/Split $ policy	245	22
Decrease in receivables/prepaids	(2,367)	(2,986)
(Decrease)/increase in payables, accrued expenses, other liabilities	(319)	509
Amount available for dividends or other corporate purposes (1)	$1,071	$1,924

Reconciliation of GAAP Operating income to station operating income (a non-GAAP measure):
Operating income	$905	$1,710
Plus:
Corporate general and administrative	2,616	2,694
Other operating (income) expense, net	80	(5)
Station depreciation and amortization	1,197	1,169
Station operating income	$4,798	$5,568
(1)	As defined in the Company’s variable dividend policy

We do not view “Amount Available for Dividends or Other Corporate Purposes” as a liquidity or performance measure and compensation is not tied to this metric. This metric is primarily used as a starting point in calculating funds available for regular, special, and variable dividends. In 2022 the Company adopted a formal variable dividend policy based upon this metric.  This variable dividend policy was stated in our dividend press releases as well as on page 29 of our Form 10-K for the Year Ended December 31, 2022 filed on March 16, 2023, “In December 2022, the Board of Directors adopted a new variable dividend policy for the allocation of cash flows aligned with the Company’s goals of maintaining a strong balance sheet, increasing cash returns to shareholders, and continuing to grow the Company through strategic acquisitions. Under the new policy, in addition to any quarterly, and special dividends paid, the Company will declare an additional dividend in the second quarter of each

DICKINSON WRIGHT PLLC

Re: Saga Communications

year of 70% of the preceding year’s annual Free Cash Flow, as reported in the Company’s fourth quarter earnings release, net of acquisitions, special and quarterly dividends, debt paydowns and debt issuance costs, and stock buybacks.”  We will change the policy to read “Amount Available for Dividends or Other Corporate Purposes” instead of “Free Cash Flow” going forward. Additionally, we will expand on our non-GAAP disclosures in our earnings releases to clarify the use of this non-GAAP measure and why it is important to include in our earnings releases. See below for the new disclosures surrounding non-GAAP measures that will be included in our future earnings releases:

The attached Selected Supplemental Financial Data tables disclose the Company’s reconciliation of non-GAAP measures:  GAAP cash flows from operating activities to free cash flow to amount available for dividends or other corporate purposes, GAAP operating income to station operating income and GAAP net income to trailing twelve-month consolidated EBITDA.

Saga utilizes certain financial measures that are not calculated in accordance with generally accepted accounting principles (GAAP) to assess its financial performance. Such non-GAAP measures include same station financial information, free cash flow, amount available for dividends or other corporate purposes, station operating income, trailing 12-month consolidated EBITDA, and leverage ratio. Same station financial information, free cash flow, station operating income, trailing 12-month consolidated EBITDA, and leverage ratio are generally recognized by the broadcasting industry as measures of performance and are used by Saga to assess its financial performance including, but not limited to, evaluating individual station and market-level performance, evaluating overall operations, as a primary measure for incentive-based compensation of executives and other members of management and as a measure of financial position. The non-GAAP measure of amount available for dividends or other corporate purposes is used in the calculation of the Company’s quarterly, special and variable dividends and was historically reported as “free cash flow” in prior earnings releases. This measure is important to report as it allows shareholders to calculate and track the variable dividend expected to be declared in accordance with our variable dividend policy. The declaration and payment of any future dividend, whether quarterly, special, or based on the variable policy, will remain at the full discretion of the Company’s Board of Directors and will depend on the Company’s financial results, cash requirements, future expectations, and other factors that the Company’s Board of Directors finds relevant at the time of any declaration.  Saga’s management believes these non-GAAP measures are used by analysts who report on the industry and by investors to provide meaningful comparisons between broadcasting groups, as well as an indicator of their market value. These measures are not measures of liquidity or of performance in accordance with GAAP and should be viewed as a supplement to and not as a substitute for the results of operations presented on a GAAP basis including net operating revenue, operating income, and net income. Reconciliations for all the non-GAAP financial measures to the most directly comparable GAAP measure are attached in the Selected Supplemental Financial Data tables.

We understand that if a company publicly discloses any non-GAAP measures, it must also disclose comparable GAAP financial information. We also understand the importance of ensuring that non-GAAP measures presented are not misleading to investors. We believe that

DICKINSON WRIGHT PLLC

Re: Saga Communications

the following changes to our press release will provide investors with a clear understanding of our non-GAAP measures and will also comply with SEC rules and regulations regarding non-GAAP disclosures:

1.	Presenting the traditionally defined “Free Cash Flow” metric by deducting capital expenditures from GAAP cash flows from operating activities

2.	Further reconciling “Free Cash Flow” to “Amount Available for Dividends or Other Corporate Purposes”

3.	Providing more detailed description as to the definition of and rational for providing these non-GAAP measures

4.	Displaying the GAAP measures with equal or greater prominence to our non-GAAP measures and clearly labeling our non-GAAP measures as such

As stated in your letter, Saga acknowledges that:

●	after reviewing our response to your comments, you may have additional comments; and

●	Saga and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions concerning the foregoing, please do not hesitate to contact Mr. Samuel D. Bush, Chief Financial Officer of Saga via phone at 313.886.7070 or via email at sbush@sagacom.com.

Very truly yours, /s/ Bradley J. Wyatt Bradley J. Wyatt

Cc:Christopher S. Forgy, President and Chief Executive Officer

Timothy J. Clark, Finance and Audit Committee Chairmen